UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat and Chery sign a “Memorandum of Understanding” to establish a passenger cars JV in China

SIGNATURES

FIAT CHINA

Fiat and Chery sign a “Memorandum of Understanding” to establish a passenger cars JV in China

China, Beijing – Aug 7th, 2007 – Fiat Group Automobiles and Chery Automobiles have signed a “Memorandum of Understanding” for the establishment of a passenger car 50%-50% joint venture (JV).

Located in Wuhu, Anhui province, the Joint Venture to be established, will produce and distribute Alfa Romeo & FIAT cars of Fiat Group Automobiles and Chery’s brand cars.
The JV is expected to produce 175.000 cars/year.
The start of production is planned in year 2009.
The parties plan to begin immediately the process to discuss the JV Contract and obtain relevant authorizations.

Mr. Sergio Marchionne, CEO of Fiat Group and Fiat Group Automobiles, said, “The introduction of Alfa Romeo in China, represents an historical step, which launches one of the most attractive brands of European car industry into the world’s fastest growing automotive market of these years. Entering the Chinese market at this stage is a key milestone of our plan to revamp and expand Alfa Romeo business world-wide. At the same time, the cooperation with Chery will also materially benefit Fiat brand’s further development in China”.

Mr. Yin Tongyao, President and General Manager of Chery Automobiles, said: “The signing of “Memorandum of Understanding” gives Chery and Fiat Group Automobiles the opportunity to bring the legendary Alfa Romeo to customers in China. Alfa Romeo cars and FIAT cars will complement at the same time our existing range of cars and it will improve the Chery’s ability of competition in the world.”

Chery, based in Wuhu, Anhui Province, is one of China’s most successful car makers and currently sells ten models under its own brand, including the Eastar, Tiggo, A5, Cowin, V5, and the QQ, which installed with Chery CAC and ACTECO series engines. The company currently is also China’s leading car exporters.

Fiat Group Automobiles, with over 100 years of car manufacturing, owns some of the most famous and prestigious brands in western markets: Fiat, Lancia and Alfa-Romeo.
In 2006 FGA produced around 2 million cars, with sales of approximately 24 billion of EURO. FGA is wholly owned by FIAT S.p.A., the biggest Italian industrial group, which is at present operating in China with 6 joint ventures and 9 wholly foreign owned enterprises, manufacturing and distributing cars, commercial vehicles, agricultural and construction equipments and auto components.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney